Todos Medical Limited

1 Hamada Street

Rehovot Israel

July 27, 2016

VIA EDGAR

Suzanne Hayes, Assistant Director

Mail Stop 4720

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Todos Medical Limited

Amendment No. 4 to Registration Statement on Form F-1

Filed July 14, 2016

File No. 333-209744

Dear Ms. Hayes:

Todos Medical Limited (the “Company”) is in receipt of oral comments conveyed by the staff to our American securities counsel in a telephone call on July 22, 2016 regarding the above referenced filing. As requested during the phone call, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Prospectus Summary

Our Company, page 6

1.	We refer to your disclosure here and elsewhere regarding: (a) each clinical trial stage involving approximately 200 participants; (b) each training clinical trial and each validation clinical trial requiring about 200 participants; and (c) 280 participants in the Singapore Hospital clinical trial. Please clarify.

RESPONSE:	In response to the staff’s comments, we have revised our disclosure to clarify that we will define, in consultation with our future hospital partners, the number of participants needed for each clinical trial. While the minimum number we will target is 200 participants per trial, the number may vary from trial to trial. In addition, we have deleted any reference to each trial “requiring” about 200 participants. Finally, we have revised our disclosure to clarify that in the case of the clinical training trial that will take place in the Singapore Hospital, we made a judgment, along with the Singapore Hospital, that 280 participants is the appropriate number for the purpose of this training trial.

Risk Factors

Risks Related to Regulations, page 21

2.	We refer to your statement that you may terminate the agreement with the Singapore Hospital at any time with 30 days’ prior notice, provided that you will bear certain non-cancellable costs of the Singapore Hospital in connection with the clinical trial. Please disclose whether these costs will be material and, if so, what those costs will be.

RESPONSE:	In response to the staff’s comments, we have disclosed that we believe that, if applicable, these non-cancellable costs will not be material to the Company.

3.	Please clarify whether the clinical trial agreement with the Singapore Hospital is for both the training trial and the validation trial.

RESPONSE:	In response to the staff’s comments, we have revised our disclosure to clarify that the clinical trial agreement with the Singapore Hospital is for just the training trial.

Sincerely,

Todos Medical Limited

By:	/s/ Rami Zigdon
Name:	Rami Zigdon
Title:	Chief Executive Officer